Mail Stop 4561

September 21, 2006

Colin Campbell
Chief Executive Officer
Hostopia.com Inc.
110 East Broward Blvd., Suite 1650
Fort Lauderdale, Florida 33301

Re: Hostopia.com Inc.
Amendment No. 3 to Form S-1
Filed on September 11, 2006
File No. 333-135533

Dear Mr. Campbell:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Our Key Strength, page 50

1. We note your response to comment 6. Please provide us with supporting documentation for your assertion that you have won the following awards:

- NetCraft Ltd.'s "Most Reliable Hoster" in March 2006;

- Web Host Magazine & Buyer's Guide's "Editors Choice Award" in June 2005; and

- Web Hosting Magazine's "Best Host Award" in September 2001.

Exhibits

2.   Please file the Underwriting Agreement with your next amendment, or provide us with a draft agreement. We must review your Underwriting Agreement and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

3.   We note that amendment no. 2 to your registration statement included a draft form of counsel's legal opinion, as exhibit 5.1. Please confirm that you will file a final, signed and dated opinion prior to the effective date of your registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Colin Campbell
Hostopia.com Inc.
September 21, 2006
Page 3

You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Gil Cornblum, Esq. (*via facsimile*)